TSX, NYSE – HBM
2022 No. 20

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Third Quarter 2022 Results

Toronto, Ontario, November 2, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its third quarter 2022 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Third Quarter Operating and Financial Results; Production Guidance Reaffirmed

  Full year 2022 consolidated production, cash cost and sustaining cash cost guidance is reaffirmed.
  Third quarter net loss and loss per share were $8.1 million and $0.03, respectively. After adjusting for a non-cash gain of $6.4 million related to a quarterly revaluation of the Flin Flon environmental provision due to changes in real, long-term risk-free discount rates, and a $6.0 million gain on disposal of plant and equipment and non-current assets, among other items, third quarter adjusted net loss[i] per share was $0.05.
  Operating cash flow before change in non-cash working capital was $81.6 million and adjusted EBITDAi was $99.3 million in the third quarter of 2022, benefiting from higher copper, gold and silver sales volumes compared to the second quarter of 2022.
  Consolidated production in the third quarter included 24,498 tonnes of copper and 53,179 ounces of gold.
  Consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.58 in the third quarter, an 11% improvement from the second quarter of 2022. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.91 in the third quarter, a 2% increase from the second quarter of 2022, but within the guidance range.
  Peru delivered strong operating performance in the third quarter with 7% higher copper production of 22,302 tonnes and 8% lower cash cost per pound of copper produced, net of by-product creditsi, of $1.68 as copper grades improved over the second quarter of 2022.
  Despite being focused on transition activities and overcoming one-off production interruptions, Manitoba achieved third quarter gold production of 40,457 ounces at a cash cost per ounce of gold produced, net of by-product creditsi, of $216 as New Britannia continued to deliver strong throughput and gold recoveries.
  Closure activities to safely decommission the 777 mine ("777"), the Flin Flon concentrator and the zinc plant were substantially completed in the third quarter, ahead of schedule. A majority of Flin Flon employees and equipment of value have transitioned to Snow Lake to support Lalor's ramp-up strategy of 5,300 tonnes per day in early 2023.
  Cash increased by $27.6 million during the third quarter to $286.1 million, as at September 30, 2022, mainly as a result of $172.5 million of cash generated from operations, partially offset by $119.0 million of capital investments and a $17.1 million payment toward the gold prepayment liability.

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2022 No. 20

Executing on Growth Initiatives

• The company is realizing benefits from recent brownfield growth investments including the successful ramp-up of the high grade Pampacancha satellite deposit and the achievement of higher throughput and gold recoveries at the New Britannia mill, as evidenced by the successive quarterly increases in copper production in Peru and higher gold production in Snow Lake.

• Pre-feasibility study for Phase I of the Copper World Complex ("Copper World") is well-advanced with the process plant pre-feasibility level engineering at 85% completion and geotechnical and hydrogeological site investigation activities completed. The focus remains on converting remaining inferred mineral resources to measured and indicated and evaluating many of the project optimization and upside opportunities.

• Submitted remaining state permit applications for Phase I of Copper World in September and October 2022.

• Executed an exploration agreement on the Maria Reyna and Caballito satellite properties in Peru in August 2022 and early exploration activities on the prospective properties are underway.

• Announced an initial mineral resource estimate for the Llaguen copper-molybdenum porphyry deposit in northern Peru, including 271 million tonnes of indicated resources at 0.42% copper-equivalent[ii] and 83 million tonnes of inferred resources at 0.30% copper-equivalentii.

• Assays from the confirmatory drill program at the Flin Flon tailings facility indicate higher grades than predicted from historical mill records.

Focus on Deleveraging and Disciplined Capital Allocation

• Reduced net debt to $897.1 million, a reduction of $70.7 million since the completion of the brownfield investment program in the quarter ended March 31, 2022.

• Repaid 38% of the gold prepayment liability to date in 2022 with the balance to be repaid by the end of 2023.

• Reduced 2022 discretionary spending by $30 million, reflecting lower expenditures in Arizona, Manitoba and Peru, and the company is targeting 2023 discretionary spending reductions of more than $50 million.

• Divested non-core assets with the sale of Hudbay's Lordsburg property during the third quarter of 2022 and the sale of its equity interest in Fireweed Metals Corp. in November 2022.

• Prioritized Copper World activities to focus on completion of the pre-feasibility study, receipt of state level permits and conducting a bulk sample program to de-risk the project in 2023, while deferring the definitive feasibility study to 2024.

• Announced disciplined capital allocation approach with the introduction of three prerequisites for sanctioning Copper World, including a prudent financing strategy with multi-faceted financial targets focused on a minimum cash balance, a stated maximum leverage, limited non-recourse project level debt and committed financial partners.

"We are realizing the benefits from our recent brownfield investment program with steady quarterly copper production increases in Peru, growing quarterly gold production in Snow Lake and two consecutive quarters of positive cash flow generation this year," said Peter Kukielski, President and Chief Executive Officer. "We have reaffirmed consolidated production and cash cost guidance, and in light of continued inflationary cost pressures at our operations, we have taken many steps to reduce our discretionary spending this year as we focus on deleveraging and disciplined capital allocation. This will allow us to be able to continue to deliver copper and gold production growth over the next several years while prudently advancing our leading organic copper growth pipeline."

TSX, NYSE – HBM
2022 No. 20

Summary of Third Quarter Results

Consolidated copper production in the third quarter of 2022 was 24,498 tonnes, a 5% decrease compared to the second quarter of 2022 due to the planned closure of 777 in June 2022, partially offset by higher copper grades in Peru. Consolidated gold production was 53,179 ounces, a decrease of 9% compared to the second quarter due the closure of 777 in June and slightly lower gold grades in Peru, partially offset by significantly higher Lalor gold grades and higher gold recoveries in Snow Lake and Peru. Consolidated zinc production in the second quarter was 9,750 tonnes, lower than the second quarter primarily due to the closure of 777 and one-off production interruptions in Snow Lake during the quarter. Hudbay anticipates stronger production in fourth quarter and has reaffirmed its 2022 production guidance for all metals.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2022 declined to $0.58, compared to $0.65 in second quarter of 2022. This significant improvement was primarily a result of lower onsite costs in Manitoba, partially offset by higher onsite costs in Peru, higher treatment and refining charges and freight costs in Peru and Manitoba and lower consolidated copper production with the closure of 777. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.91 in the third quarter of 2022 compared to $1.87 in the second quarter. This slight increase was primarily due to higher sustaining capital expenditures, partially offset by lower cash costs described above and lower royalties. Both measures are tracking well with respect to the 2022 guidance ranges and the company is reaffirming its full year consolidated cash cost and sustaining cash cost guidance. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.16 in the third quarter of 2022, 12% higher than $1.93 in the second quarter of 2022, primarily due to higher corporate selling and administrative expenses and accretion and amortization of decommissioning and community agreements.

Cash generated from operating activities in the third quarter of 2022 increased to $172.5 million compared to $165.6 million in the second quarter of 2022. The increase is primarily the result of an increase in non-cash working capital. Operating cash flow before change in non-cash working capital was $81.6 million during the third quarter of 2022, compared to $123.9 million in the second quarter of 2022. This decrease was primarily the result of lower zinc sales volumes, lower realized prices for all metals and inflationary cost pressures on mine operating costs.

Net loss and loss per share in the third quarter of 2022 were $8.1 million and $0.03, respectively, compared to net earnings and earnings per share of $32.1 million and $0.12, respectively, in the previous quarter. During the third quarter of 2022, Hudbay recorded a non-cash gain of $6.4 million related to the quarterly revaluation of the Flin Flon environmental provision in response to changes in real, long-term discount rates, a $6.7 million revaluation gain of the gold prepayment liability and a $6.0 million gain on the disposal of plant and equipment and non-current assets. These costs were offset by a $5.1 million charge related to the restructuring of the Manitoba operations due to the closure of the Flin Flon operations.

Adjusted net lossi and adjusted net loss per sharei in the third quarter of 2022 were $12.4 million and $0.05 per share, respectively, after adjusting for the non-cash gain related to the revaluation of the environmental provision and the revaluation gain on the gold prepayment liability, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $30.5 million and $0.12 per share in second quarter of 2022. Third quarter adjusted EBITDAi was $99.3 million, compared to $141.4 million in the second quarter of 2022, primarily as a result of the same factors affecting operating cash flow noted above.

As at September 30, 2022, the company's liquidity includes $286.1 million in cash as well as undrawn availability of $368.7 million under its revolving credit facilities.

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2022 No. 20

Consolidated Financial Condition ($000s)	Sep. 30, 2022	Jun. 30, 2022	Dec. 31, 2021
Cash	286,117	258,556	270,989
Total long-term debt	1,183,237	1,182,143	1,180,274
Net debt[1]	897,120	923,587	909,285
Working capital[2]	99,807	180,371	147,512
Total assets	4,287,794	4,382,727	4,616,231
Equity	1,570,889	1,601,123	1,476,828

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements

Consolidated Financial Performance		Three Months Ended
		Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Revenue	$000s	346,171	415,454	358,961
Cost of sales	$000s	313,741	325,940	444,379
Earnings (loss) before tax	$000s	(263)	21,504	(147,830)
Earnings (loss)	$000s	(8,135)	32,143	(170,411)
Basic and diluted earnings (loss) per share	$/share	(0.03)	0.12	(0.65)
Adjusted earnings (loss) per share[1]	$/share	(0.05)	0.12	-
Operating cash flow before change in non-cash working capital	$ millions	81.6	123.9	103.5
Adjusted EBITDA[1]	$ millions	99.3	141.4	119.2

[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

TSX, NYSE – HBM
2022 No. 20

Consolidated Production and Cost Performance		Three Months Ended
		Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Contained metal in concentrate and doré produced[1]
Copper	tonnes	24,498	25,668	23,245
Gold	ounces	53,179	58,645	54,276
Silver	ounces	717,069	864,853	763,177
Zinc	tonnes	9,750	17,053	20,844
Molybdenum	tonnes	437	390	282
Payable metal sold
Copper	tonnes	24,799	23,650	21,136
Gold[2]	ounces	66,932	50,884	47,843
Silver[2]	ounces	816,416	738,171	701,601
Zinc[3]	tonnes	12,714	20,793	21,619
Molybdenum	tonnes	511	208	304
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.58	0.65	0.62
Peru	$/lb	1.68	1.82	1.26
Manitoba	$/lb	(10.64)	(4.48)	(1.64)
Sustaining cash cost	$/lb	1.91	1.87	1.97
Peru	$/lb	2.46	2.62	2.31
Manitoba	$/lb	(3.71)	(1.40)	0.75
All-in sustaining cash cost	$/lb	2.16	1.93	2.18
Manitoba gold cash cost per ounce of gold produced[4,5]
Cash cost	$/oz	216	(207)	-
Sustaining cash cost	$/oz	1,045	519	-

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, were introduced in 2022 and do not have a published comparative for 2021.

TSX, NYSE – HBM
2022 No. 20

Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Constancia ore mined[1]	tonnes	6,300,252	7,017,114	6,208,019
Copper	%	0.36	0.33	0.30
Gold	g/tonne	0.05	0.04	0.04
Silver	g/tonne	3.38	3.53	2.76
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	2,488,928	1,211,387	2,050,813
Copper	%	0.29	0.29	0.27
Gold	g/tonne	0.23	0.28	0.27
Silver	g/tonne	4.30	4.25	3.58
Molybdenum	%	0.01	0.01	0.01
Total ore mined	tonnes	8,789,180	8,228,501	8,258,832
Strip ratio[2]		1.26	1.22	1.46
Ore milled	tonnes	7,742,020	7,770,706	6,985,035
Copper	%	0.34	0.32	0.30
Gold	g/tonne	0.08	0.09	0.11
Silver	g/tonne	3.48	3.64	3.93
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	84.5	85.0	84.9
Gold recovery	%	61.9	60.3	71.9
Silver recovery	%	65.2	64.2	59.1
Molybdenum recovery	%	41.0	38.8	33.5
Contained metal in concentrate
Copper	tonnes	22,302	20,880	18,072
Gold	ounces	12,722	13,858	17,531
Silver	ounces	564,299	584,228	521,036
Molybdenum	tonnes	437	390	282
Payable metal sold
Copper	tonnes	20,718	18,473	16,065
Gold	ounces	11,970	8,430	16,902
Silver	ounces	513,470	484,946	457,263
Molybdenum	tonnes	511	208	304
Combined unit operating cost[3,4,5]	$/tonne	13.06	12.02	10.93
Cash cost[5]	$/lb	1.68	1.82	1.26
Sustaining cash cost[5]	$/lb	2.46	2.62	2.31

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Excludes approximately $0.9 million, or $0.12 per tonne, of COVID-19 related costs during the three months ended September 30, 2022, $1.3 million, or $0.16 per tonne, of COVID-related costs during the three months ended June 30, 2022 and $5.5 million, or $0.78 per tonne, during the three months ended September 30, 2021.

5 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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2022 No. 20

During the third quarter of 2022, the Constancia operations produced 22,302 tonnes of copper, 12,722 ounces of gold, 564,299 ounces of silver and 437 tonnes of molybdenum. Production of copper and molybdenum was higher than the second quarter of 2022 due to higher copper grades and higher molybdenum recoveries, partially offset by lower throughput due to a planned semi-annual mill maintenance program during the third quarter. Production of gold and silver was lower in the third quarter compared to the second quarter of 2022 due to lower grades, partially offset by higher recoveries. As previously disclosed, full year production in Peru is expected to benefit from higher grades in the fourth quarter of 2022. As such, full year production of all metals remains on track to achieve guidance ranges for 2022.

Total ore mined in the third quarter of 2022 increased compared to the second quarter of 2022 due to higher amounts of ore mined from Pampacancha. The Constancia mill performed well during the third quarter with ore milled only 0.3% lower than the second quarter despite the planned maintenance shutdown described above. Milled copper grades increased in the third quarter in comparison to the second quarter of 2022 due to higher than planned grades from Constancia. Milled gold grades decreased in the third quarter of 2022 mainly due to temporarily lower gold grades from Pampacancha.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2022 were $13.06 per tonne, 9% higher than the second quarter of 2022 primarily due to continued inflationary pressures on fuel, consumables and energy costs. Hudbay expects to complete a four-day mill shutdown at Constancia in November 2022 to advance maintenance activities that were originally planned for the first quarter of 2023. As a result of ongoing inflationary cost pressures and the additional mill maintenance in the fourth quarter, full year unit operating costs in Peru are expected to be near the top end of the 2022 guidance range.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2022 declined by 8% to $1.68, compared to $1.82 in the second quarter, primarily due to higher by-product credits and higher copper production. Although copper cash cost is expected to continue to decline in the fourth quarter with higher anticipated copper production and contributions from precious metals by-product credits, full year cash cost in Peru is expected to exceed the upper end of the 2022 guidance range by approximately 5%, primarily due to the inflationary cost environment.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2022 declined by 6% to $2.46, compared to $2.62 in the second quarter, mainly due to the same factors affecting cash cost, offset by slightly higher sustaining capital expenditures and royalties. Year-to-date sustaining cash cost per pound of copper produced, net of by-product creditsi, of $2.46 was unchanged from 2022 compared to the same period in 2021 despite inflationary cost pressures.

TSX, NYSE – HBM
2022 No. 20

Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Lalor ore mined	tonnes	347,345	412,653	392,380
Copper	%	0.71	0.70	0.86
Zinc	%	3.27	3.06	3.60
Gold	g/tonne	4.57	3.73	3.85
Silver	g/tonne	21.27	23.95	22.13
777 ore mined	tonnes	-	226,286	256,536
Copper	%	-	1.03	1.06
Zinc	%	-	3.51	3.88
Gold	g/tonne	-	1.62	1.96
Silver	g/tonne	-	20.63	22.99
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	362,108	406,006	408,201
Copper	%	0.69	0.73	0.82
Zinc	%	3.33	3.20	3.58
Gold	g/tonne	4.60	3.93	3.84
Silver	g/tonne	20.66	23.98	23.32
Copper recovery - concentrate	%	88.3	89.5	84.3
Zinc recovery - concentrate (Stall)%		88.0	84.3	88.2
Gold recovery - concentrate	%	60.9	58.8	53.4
Silver recovery - concentrate	%	57.6	58.1	52.7
Flin Flon Concentrator:
Ore milled	tonnes	-	243,312	258,062
Copper	%	-	1.02	1.06
Zinc	%	-	3.60	3.86
Gold	g/tonne	-	1.64	1.96
Silver	g/tonne	-	20.76	22.93
Copper recovery	%	-	85.5	85.2
Zinc recovery	%	-	82.9	82.2
Gold recovery	%	-	56.4	58.1
Silver recovery	%	-	51.0	42.4
Total contained metal in concentrate and doré
Copper	tonnes	2,196	4,788	5,173
Zinc	tonnes	9,750	17,053	20,844
Gold	ounces	40,457	44,787	36,745
Silver	ounces	152,770	280,625	242,141
Total payable metal sold
Copper	tonnes	4,081	5,177	5,071
Zinc[1]	tonnes	12,714	20,793	21,619
Gold[2]	ounces	54,962	42,454	30,941
Silver[2]	ounces	302,946	253,225	244,338
Combined unit operating cost[3,4]	C$/tonne	235	168	147
Gold cash cost[4,5]	$/oz	216	(207)	-
Gold sustaining cash cost[4,5]	$/oz	1,045	519	-

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

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2022 No. 20

4 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, were introduced in 2022 and do not have a published comparative for 2021.

During the third quarter of 2022, the Manitoba operations produced 40,457 ounces of gold, 9,750 tonnes of zinc, 2,196 tonnes of copper and 152,770 ounces of silver. Production of all metals was lower than the second quarter of 2022 primarily due to the planned closure of 777 in June 2022. However, gold production from Snow Lake increased by 8% compared to the second quarter of 2022 due to higher Lalor gold grades and increased gold recoveries at both Stall and New Britannia. Full year production of all metals in Manitoba is on track to achieve guidance ranges for 2022.

After 18 years of steady production at 777 in Flin Flon, the final reserves were depleted in June 2022. Closure activities in Flin Flon, including the zinc plant, were substantially completed in the third quarter with most of Hudbay's employees and equipment of value transitioned to the Snow Lake operations to support Lalor's ramp-up strategy of 5,300 tonnes per day in early 2023. 777 was decommissioned in early August with the removal of shaft conveyances and hoist ropes and securing of the shaft and all other openings to underground. The Flin Flon mill was safely placed on long-term care and maintenance during the third quarter.

A key focus area for the Snow Lake operations during the third quarter was integrating the Flin Flon employees and equipment to be able to transition away from the use of contractors in the future. Lalor's ore production during the quarter was impacted by an underground scoop tram fire as well as an unplanned Manitoba Hydro power outage due to the failure of a remote transmission line supplying power to the town of Snow Lake and the company's property, both of which occurred in September. The two-day power outage affected operations at Lalor, the New Britannia and Stall mills, and the Snow Lake camp required several days to fully restore power, ventilation, and water services to the underground operations at Lalor. Once production activities resumed, priority was placed on mining the higher value gold and copper-gold zone ore to maintain throughput at New Britannia mill. Lalor completed a scheduled maintenance program at the end of the third quarter and into the beginning of the fourth quarter to replace surface ore chutes and complete other pre-winter maintenance activities. Lalor's ore production is expected to return to 4,650 tonnes per day in the fourth quarter and is on track to ramp up to 5,300 tonnes per day in early 2023.

Ore mined at Lalor decreased by 16% in the third quarter of 2022 compared to the second quarter of 2022 due to the above noted transition and production interruptions impacting operations. Mined gold, zinc and copper grades were 23%, 7% and 1% higher, respectively, compared to the second quarter.

The combined Snow Lake mills processed 11% less ore in the third quarter compared to the second quarter of 2022, mainly due to the above noted production interruptions impacting Lalor and the milling operations. Stall recoveries were consistent with the metallurgical model for the head grades delivered. The New Britannia mill achieved consistent production in the third quarter, averaging approximately 1,440 tonnes per day. Metal recoveries have now stabilized near targeted levels for the mill. Additional improvement initiatives will continue to be advanced in the upcoming quarters with a focus on reducing reagent and grinding media consumption that has contributed to higher operating costs than planned. These initiatives require minimal capital expenditures and will further improve overall metal recoveries and copper concentrate grades.

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Combined mine, mill and G&A unit operating costsi in the third quarter significantly increased compared to the second quarter of 2022, reflecting the standalone cost structure of Lalor compared to the second quarter, which included operating costs for both Lalor and the lower cost 777 mine. Unit operating costs were also impacted by higher contractor costs during the transition period, higher costs at New Britannia and continued inflationary cost pressures. Looking ahead to the fourth quarter of 2022, Hudbay expects combined unit operating costs to remain elevated due to ongoing inflationary cost pressures and the removal of the lower-cost Flin Flon operations. As such, Hudbay expects the full year combined unit costs in Manitoba to exceed the upper end of the 2022 guidance range by approximately 5%.

Cash cost per ounce of gold produced, net of by-product credits, in the third quarter was $216, higher than the second quarter of 2022 primarily due to lower by-product credits as gold revenue continues to increase and become the largest contributor to total Manitoba revenue. Gold cash costs were also impacted by higher treatment and refining charges, partially offset by lower mining, milling, G&A and zinc refining costs due to the closure of 777 and the zinc plant. Year-to-date cash cost per ounce of gold produced, net of by-product credits, of $136 continues to track below the 2022 guidance range and, as such, we reiterate the guidance range for the full year.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the third quarter was higher than the second quarter of 2022 primarily due to the same factors affecting cash cost and higher cash sustaining capital expenditures, partially offset by lower royalties.

Focused on Operating Efficiencies and Cost Reductions

Hudbay continues to believe that long-term supply and demand fundamentals for copper remain strong as global mine supply will be unable to meet demand from global decarbonization initiatives. However, in 2022, the company has faced higher input prices in a period of declining copper prices, significantly squeezing margins. While Hudbay benefits from its consolidated cash costs being positioned in the first quartile of the global cash cost curve, the focus continues to be on maximizing operating efficiencies and discretionary cost reductions in this challenging environment.

In light of this environment, Hudbay has taken several steps to reduce discretionary spending by $30 million for the remainder of 2022 and is targeting more than $50 million in discretionary spending cuts as part of the 2023 budget process, including:

  Reducing 2022 Arizona spending by $10 million with lower exploration, evaluation and growth expenditures.
  Deferring plans for early development of the 1901 deposit, resulting in savings of $5 million of Manitoba growth spending in 2022 and additional amounts that were previously planned to be accelerated into 2023 without impacting the ability to achieve the 2026 production start as laid out in the current mine plan.
  Deferring $15 million of 2022 growth spending in Peru and Manitoba relating to mill recovery improvement programs and other capital projects.
  Evaluating low capital alternatives to installing a pebble crusher in Peru, saving approximately $22 million of growth capital in 2023.
  Delaying the expected completion of the Copper World definitive feasibility study to 2024 in order to reduce expected Arizona growth expenditures in 2023 and prioritize the completion of the pre-feasibility study and state permits in 2023, as mentioned in more detail below.
  Rationalizing the company's non-core asset portfolio with the divestment of its 100% interest in the Lordsburg property in New Mexico, which was acquired through the Mason acquisition in 2018, to American Copper Development Corporation, and the sale of its equity interest in Fireweed Metals Corp., which was received in 2018 in exchange for the sale of Hudbay's Tom and Jason project in Yukon.

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2022 No. 20

Committed to Deleveraging and Disciplined Capital Allocation

With a focus on generating positive cash flow and strong returns on invested capital, Hudbay is committed to deleveraging and disciplined capital allocation. The company improved its net debt position by $70.7 million over the past two quarters to $897.1 million at the end of September 30, 2022. Hudbay has repaid 38% of the gold prepayment liability during 2022 and the remaining $80.3 million, valued at gold forward prices as at quarter end, will be repaid before the end of 2023.

As part of Hudbay's disciplined financial planning approach to Copper World, the company has introduced a three prerequisites plan ("3-P"), including specific leverage targets that it would need to achieve prior to making an investment decision in the project:

1. Permits - receipt of all state level permits required for Phase I

2. Plan - completion of a definitive feasibility study with an internal rate of return of greater than 15%

3. Prudent Financing Strategy - multi-faceted financing strategy including a committed minority joint venture partner;
  a renegotiated precious metals stream agreement optimized for the current project;
  net debt to EBITDA ratio of less than 1.2 times;
  a minimum cash balance of $600 million; and,
  limited non-recourse project level debt of up to $500 million.

The opportunity to sanction Copper World is not expected until late 2024 based on current estimated timelines. The decision to sanction Copper World will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

Advancing Several Initiatives to De-risk Copper World

Hudbay continues to advance pre-feasibility activities for Phase I of the Copper World project, which is expected to include conversion of the remaining inferred mineral resources to measured and indicated and optimization of the layout and sequencing of the processing facilities, in addition to evaluating other upside opportunities. The process plant pre-feasibility level engineering is at 85% completion and geotechnical and hydrogeological site investigation activities have been completed. Pre-feasibility engineering design and metallurgical test work activities are on track to be completed before the end of 2022 with the results expected to be published in a study in the first half of 2023.

Copper World requires state and local permits for Phase I, which consists of a 16-year operation on private land claims. On September 21, 2022, Hudbay submitted the application for an Aquifer Protection Permit to the Arizona Department of Environmental Quality ("ADEQ") and on October 21, 2022, the company submitted the application for an Air Quality Permit to the ADEQ. Hudbay expects to receive these two remaining state permits by mid-2023. The other key state permit, the Mined Land Reclamation Plan, was received in July 2022.

Upon receipt of the state permits for Phase I, the company expects to conduct a bulk sampling program at Copper World in the second half of 2023 to continue to de-risk the project by testing grade continuity, variable cut-off effectiveness and metallurgical strategies in high-grade, near-surface areas of the Peach-Elgin and West pits.

Hudbay has re-evaluated the timing of the definitive feasibility study for Copper World and intends to prioritize the completion of the pre-feasibility study, state level permits, bulk sampling program and a minority joint venture partner process in 2023 to significantly de-risk the project and defer the definitive feasibility study activities and expenditures to 2024.

TSX, NYSE – HBM
2022 No. 20

Exploration Update

Initial Mineral Resource Estimate for Llaguen

On November 2, 2022, the company announced an NI 43-101 initial mineral resource estimate for the Llaguen copper-molybdenum porphyry deposit in the Otuzco province in northern Peru. The Llaguen project is 100% owned by Hudbay and is near the highly populated city of Trujillo, in close proximity to existing infrastructure, water and power supply. The company optioned the property from Vale in 2017 and has since completed an exploration agreement with the local community, conducted additional geological mapping and geochemical sampling, and completed a 28-hole confirmatory drill program during 2021 and 2022. The initial resource estimate was developed based on Hudbay's confirmatory drill program and a 23-hole historical drill program completed by Vale from 2006 to 2008.

The initial mineral resource estimate at Llaguen includes 271 million tonnes of indicated resources at 0.42% copper-equivalentii and 83 million tonnes of inferred resources at 0.30% copper-equivalentii. The global mineral resource estimate contains a higher-grade portion of 113 million tonnes of indicated resources at 0.60% copper-equivalentii and 16 million tonnes of inferred resources at 0.52% copper-equivalentii. The methodology followed to estimate the mineral resources at Llaguen is identical to the approach used by Hudbay to estimate mineral resources at its Constancia mine in Peru.

Llaguen Project Mineral Resource Estimate as at November 1, 2022

Category	Metric Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated Global (>= 0.14% Cu)	271,000,000	0.33	218	0.033	2.04	0.42
Including Indicated High-grade (>= 0.30% Cu)	113,000,000	0.49	261	0.046	2.73	0.60
Inferred Global (>= 0.14% Cu)	83,000,000	0.24	127	0.024	1.47	0.30
Including Inferred High-grade(>= 0.30% Cu)	16,000,000	0.45	141	0.038	2.60	0.52

Notes:

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 Mineral resources are reported within an economic envelope defined by a pit shell optimization algorithm. This pit shell is defined by a revenue factor of 0.33 assuming operating costs adjusted from Hudbay's Constancia open pit operation.

3 Long-term metal prices of $3.60 per pound copper, $11.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used for the estimation of mineral resources.

4 Metal recovery estimates assume that this mineralization would be processed at a combination of facilities, including copper and molybdenum flotation.

5 Copper-equivalent ("CuEq") grade is calculated assuming 85% copper recovery, 80% molybdenum recovery, 60% gold recovery and 60% silver recovery.

6 Specific gravity measurements were estimated by industry standard laboratory measurements.

Hudbay has initiated preliminary technical studies at Llaguen, including metallurgical test work as well as geotechnical and hydrogeological studies, which are expected to be incorporated into a future preliminary economic assessment for the Llaguen project. The mineralization at Llaguen remains open to the northeast, northwest and at depth and several untested geophysical targets exist in the region, which could add to the mineral resource estimate in the future.

TSX, NYSE – HBM
2022 No. 20

Peru Regional Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. In August 2022, the company executed a surface rights exploration agreement with the community of Uchucarcco that allows for exploration of the Maria Reyna and Caballito properties. Shortly after the agreement was completed, Hudbay commenced baseline environmental and archaeological activities and its geological team commenced surface investigation activities. Field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Manitoba Regional Exploration

Hudbay continues to conduct drilling activities in the Snow Lake area and compile results from ongoing infill drilling at Lalor and 1901, which will be incorporated into the annual mineral resource and reserve estimate update in the first quarter of 2023. Assay results from recent confirmatory drilling at the tailings facility in Flin Flon indicate higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. The company plans to complete metallurgical test work on the Flin Flon tailings to assess the processing viability. Hudbay also intends to evaluate the opportunity to reprocess the tailings at the Anderson facility in Snow Lake given significant amounts of gold have been deposited over many decades.

The company is in the process of planning a winter drill program to test the down-dip gold and copper extensions of the Lalor deposit in 2023, which will be the first time the company has completed step-out drilling in the deeper zones at Lalor since 2009.

Arizona Regional Exploration

Following the substantial completion of the infill drilling to support the pre-feasibility study for the Copper World Complex in July, the company reduced the number of drill rigs at site to three. Recent drilling has confirmed the continuity of the mineralization between the Bolsa and East deposits and extended the size of the mineralized envelope, which remains open in several directions and at depth.

Nevada Regional Exploration

A conductivity-resistivity IP ground survey commenced in October 2022 at the Mason Valley properties located on Hudbay's private land claims near the Mason project. This work, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test high grade skarn targets in 2023.

Appointment of Chief Financial Officer

On October 13, 2022, Eugene Lei was appointed as Hudbay's Senior Vice President and Chief Financial Officer. Mr. Lei is highly regarded within the industry and has over 20 years of global mining investment banking, finance and corporate development experience. Since joining Hudbay in 2012, he has progressed through several senior management roles and executive responsibilities, including leading the corporate development, strategy and investor relations functions. He was interim CFO at Hudbay in 2020 and led the gold prepayment transaction in May 2020 to finance the capital reinvestment program in the New Britannia mill.

TSX, NYSE – HBM
2022 No. 20

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2022/Q3/MDA322.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2022/Q3/FS322.pdf

Conference Call and Webcast

Date:	Thursday, November 3, 2022

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

TSX, NYSE – HBM
2022 No. 20

During 2021 and 2022, there were non-recurring adjustments for Arizona and Manitoba operations, including severance, past service pension costs, disposals of certain non-current assets, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long-term discount rates in the fourth quarter of 2021, none of which management believes are indicative of ongoing operating performance and therefore are adjusting items in the calculations of adjusted net earnings (loss) and adjusted EBITDA.

In the first and second quarter of 2022, Hudbay recorded a non-cash gain of $79.9 million and $60.7 million, respectively, mostly related to the quarterly revaluation of its Flin Flon environmental provision, which was impacted by rising long-term risk-free discount rates. With the closure of 777 mine and Flin Flon operations in the second quarter of 2022, and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental provision remains highly sensitive to changes in real, long-term risk-free discount rates and, as such, the company expects to continue to experience quarterly environmental provision revaluations, which is not indicative of its ongoing operating performance. This item has been included prospectively in the calculation of adjusted earnings.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE – HBM
2022 No. 20

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
(Loss) profit for the period	(8.1)	32.1	(170.4)
Tax expense (recovery)	7.8	(10.6)	22.6
(Loss) profit before tax	(0.3)	21.5	(147.8)
Adjusting items:
Mark-to-market adjustments[1]	(4.2)	(14.0)	1.7
Foreign exchange (gain) loss	(4.8)	(2.2)	(3.1)
Inventory adjustments	2.1	1.9	5.4
Variable consideration adjustment - stream revenue and accretion	3.9	-	-
Impairment loss	-	95.0	147.3
Environmental obligation adjustments[2]	(6.4)	(60.7)	-
Evaluation expenses	0.1	0.7	-
Insurance recovery	-	(5.7)	-
Restructuring charges - Manitoba[3]	5.1	3.7	3.6
Loss on disposal of plant and equipment - Manitoba	-	3.1	-
Past service pension cost	-	-	4.2
(Gain) loss on disposal of plant and equipment and non-current assets - Manitoba & Arizona	(6.0)	-	5.4
Adjusted earnings before income taxes	(10.5)	43.3	16.7
Tax (expense) recovery	(7.8)	10.6	(22.6)
Tax impact of adjusting items	5.9	(23.4)	6.8
Adjusted net (loss) earnings	(12.4)	30.5	0.9
Adjusted net (loss) earnings ($/share)	(0.05)	0.12	0.00
Basic weighted average number of common shares outstanding (millions)	261.9	261.9	261.5

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Changes from movements to environmental obligation closure estimates are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

3 Includes closure costs (severance and site preparation costs) for Flin Flon operations.

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2022 No. 20

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
(Loss) profit for the period	(8.1)	32.1	(170.4)
Add back: Tax expense (recovery)	7.8	(10.6)	22.6
Add back: Net finance expense	20.6	24.4	30.2
Add back: Other expenses (income)	6.3	(1.3)	15.8
Add back: Depreciation and amortization	89.8	87.3	86.0
Add back: Amortization of deferred revenue and variable consideration adjustment	(15.3)	(19.2)	(23.5)
	101.1	112.7	(39.3)
Adjusting items (pre-tax):
Environmental obligation adjustments[1]	(6.4)	(60.7)	0.1
Impairment loss	-	95.0	147.3
Inventory adjustments	2.1	1.9	5.4
Past service pension cost	-	-	4.2
Share-based compensation recovery (expense)[2]	2.5	(7.5)	1.5
Adjusted EBITDA	99.3	141.4	119.2

1 Environmental obligation adjustments were presented within other (income) expense for 2021 periods.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Sep. 30, 2022	Jun. 30, 2022	Dec. 31, 2021
Total long-term debt	1,183,237	1,182,143	1,180,274
Cash	286,117	258,556	270,989
Net debt	897,120	923,587	909,285

Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Peru	49,167	46,032	39,842
Manitoba	4,841	10,556	11,404
Net pounds of copper produced	54,008	56,588	51,246

Consolidated	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	211,664	3.92	243,902	4.31	206,615	4.04
By-product credits	(180,464)	(3.34)	(207,191)	(3.66)	(175,057)	(3.42)
Cash cost, net of by-product credits	31,200	0.58	36,711	0.65	31,558	0.62

1 Per pound of copper produced.

TSX, NYSE – HBM
2022 No. 20

Consolidated	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	43,606	0.81	88,548	1.56	67,695	1.32
Gold [3]	101,650	1.88	91,317	1.61	76,241	1.49
Silver [3]	16,066	0.30	17,956	0.32	15,957	0.31
Molybdenum & other	19,142	0.35	9,370	0.17	15,164	0.30
Total by-product credits	180,464	3.34	207,191	3.66	175,057	3.42
Reconciliation to IFRS:
Cash cost, net of by-product credits	31,200		36,711		31,558
By-product credits	180,464		207,191		175,057
Treatment and refining charges	(21,852)		(15,033)		(14,531)
Share-based compensation expense	114		(632)		145
Inventory adjustments	2,074		1,933		5,445
Past service pension cost	-		-		4,229
Change in product inventory	29,726		4,494		5,672
Royalties	2,204		3,971		3,489
Depreciation and amortization[4]	89,811		87,305		86,010
Cost of sales[5]	313,741		325,940		297,074

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2022 the variable consideration adjustments amounted to expense of $2,286, the three months ended June 30, 2022 - $nil, and for the three months ended September 30, 2021 - income of $1,617.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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2022 No. 20

Peru	Three Months Ended
(in thousands)	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Net pounds of copper produced[1]	49,167	46,032	39,842

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	35,197	0.72	32,300	0.70	22,772	0.57
Milling	52,043	1.06	44,731	0.97	44,750	1.12
G&A	13,421	0.27	18,677	0.41	13,948	0.35
Onsite costs	100,661	2.05	95,708	2.08	81,470	2.04
Treatment & refining	10,814	0.22	9,226	0.20	7,292	0.18
Freight & other	12,905	0.26	12,297	0.26	9,464	0.24
Cash cost, before by-product credits	124,380	2.53	117,231	2.54	98,226	2.46
By-product credits	(41,659)	(0.85)	(33,268)	(0.72)	(47,984)	(1.20)
Cash cost, net of by-product credits	82,721	1.68	83,963	1.82	50,242	1.26

Peru	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	12,793	0.26	14,191	0.31	24,196	0.61
Silver[3]	9,967	0.20	11,687	0.25	10,557	0.26
Molybdenum	18,899	0.39	7,390	0.16	13,231	0.33
Total by-product credits	41,659	0.85	33,268	0.72	47,984	1.20
Reconciliation to IFRS:
Cash cost, net of by-product credits	82,721		83,963		50,242
By-product credits	41,659		33,268		47,984
Treatment and refining charges	(10,814)		(9,226)		(7,292)
Inventory adjustments	-		(97)		-
Share-based compensation expenses	(16)		(100)		31
Change in product inventory	(2,497)		(8,394)		(3,126)
Royalties	1,740		1,117		998
Depreciation and amortization[4]	56,614		47,811		47,185
Cost of sales[5]	169,407		148,342		136,022

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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2022 No. 20

Manitoba	Three Months Ended
(in thousands)	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Net pounds of copper produced[1]	4,841	10,556	11,404

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	40,659	8.40	54,500	5.16	54,634	4.79
Milling	16,573	3.42	20,953	1.98	14,484	1.27
Refining (Zinc)	-	0.00	14,379	1.36	15,868	1.39
G&A	9,841	2.03	23,253	2.21	8,680	0.76
Onsite costs	67,073	13.85	113,085	10.71	93,666	8.21
Treatment & refining	11,038	2.29	5,807	0.55	7,239	0.63
Freight & other	9,173	1.89	7,779	0.74	7,484	0.66
Cash cost, before by-product credits	87,284	18.03	126,671	12.00	108,389	9.50
By-product credits	(138,805)	(28.67)	(173,923)	(16.48)	(127,073)	(11.14)
Cash cost, net of by-product credits	(51,521)	(10.64)	(47,252)	(4.48)	(18,684)	(1.64)

Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	43,606	9.01	88,548	8.39	67,695	5.94
Gold[3]	88,857	18.35	77,126	7.31	52,045	4.56
Silver[3]	6,099	1.26	6,269	0.59	5,400	0.47
Other	243	0.05	1,980	0.19	1,933	0.17
Total by-product credits	138,805	28.67	173,923	16.48	127,073	11.14
Reconciliation to IFRS:
Cash cost, net of by-product credits	(51,521)		(47,252)		(18,684)
By-product credits	138,805		173,923		127,073
Treatment and refining charges	(11,038)		(5,807)		(7,239)
Inventory adjustments	2,074		2,030		5,445
Past service pension cost	-		-		4,229
Share-based compensation expenses	130		(532)		114
Change in product inventory	32,223		12,888		8,798
Royalties	464		2,854		2,491
Depreciation and amortization[4]	33,197		39,494		38,825
Cost of sales[5]	144,334		177,598		161,052

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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2022 No. 20

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	31,200	0.58	36,711	0.65	31,558	0.62
Cash sustaining capital expenditures	69,588	1.29	65,173	1.15	65,694	1.28
Royalties	2,204	0.04	3,971	0.07	3,489	0.07
Sustaining cash cost, net of by-product credits	102,992	1.91	105,855	1.87	100,741	1.97
Corporate selling and administrative expenses & regional costs	11,384	0.21	2,479	0.04	10,177	0.21
Accretion and amortization of decommissioning and community agreements[1]	2,099	0.04	874	0.02	652	0.01
All-in sustaining cash cost, net of by-product credits	116,475	2.16	109,208	1.93	111,570	2.18
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	72,237		70,712		76,435
Capitalized stripping net additions	22,645		27,302		19,094
Total accrued capital additions	94,882		98,014		95,529
Less other non-sustaining capital costs[2]	34,649		32,988		33,099
Total sustaining capital costs	60,233		65,026		62,430
Right of use leased assets	(5,158)		(12,501)		(9,549)
Capitalized lease cash payments - operating sites	8,852		9,313		8,453
Community agreement cash payments	2,491		370		82
Accretion and amortization of decommissioning and restoration obligations	3,170		2,965		4,278
Cash sustaining capital expenditures	69,588		65,173		65,694

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures.

Peru	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	82,721	1.68	83,963	1.82	50,242	1.26
Cash sustaining capital expenditures	36,507	0.74	35,527	0.78	40,921	1.03
Royalties	1,740	0.04	1,117	0.02	998	0.03
Sustaining cash cost per pound of copper produced	120,968	2.46	120,607	2.62	92,161	2.31

1 Only includes exploration costs incurred for locations near to existing mine operations.

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2022 No. 20

Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022		Sep. 30, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(51,521)	(10.64)	(47,252)	(4.48)	(18,684)	(1.64)
Cash sustaining capital expenditures	33,081	6.83	29,646	2.81	24,773	2.17
Royalties	464	0.10	2,854	0.27	2,491	0.22
Sustaining cash cost per pound of copper produced	(17,976)	(3.71)	(14,752)	(1.40)	8,580	0.75

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
	Sep. 30, 2022	Jun. 30, 2022
Net ounces of gold produced	40,457	44,787

Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022
Cash cost per ounce of gold produced	$000s	$/loz	$000s	$/oz
Cash cost, before by-product credits	87,284	2,157	126,671	2,828
By-product credits	(78,565)	(1,941)	(135,924)	(3,035)
Gold cash cost, net of by-product credits	8,719	216	(9,253)	(207)

Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022
Supplementary cash cost information	$000s	$/oz	$000s	$/oz
By-product credits[2]:
Copper	28,617	707	39,127	874
Zinc	43,606	1,077	88,548	1,977
Silver[3]	6,099	151	6,269	140
Other	243	6	1,980	44
Total by-product credits	78,565	1,941	135,924	3,035
Reconciliation to IFRS:
Cash cost, net of by-product credits	8,719		(9,253)
By-product credits	78,565		135,924
Treatment and refining charges	(11,038)		(5,807)
Share-based compensation expenses	130		(532)
Inventory adjustments	2,074		2,030
Change in product inventory	32,223		12,888
Royalties	464		2,854
Depreciation and amortization[4]	33,197		39,494
Cost of sales[5]	144,334		177,598

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table in the Q3 2022 Management Discussion and Analysis posted on hudbayminerals.com

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Manitoba	Three Months Ended
	Sep. 30, 2022		Jun. 30, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/loz	$000s	$/oz
Gold cash cost, net of by-product credits	8,719	216	(9,253)	(207)
Cash sustaining capital expenditures	33,081	818	29,646	662
Royalties	464	11	2,854	64
Sustaining cash cost per ounce of gold produced	42,264	1,045	23,247	519

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Mining	35,197	32,300	22,772
Milling	52,043	44,731	44,750
G&A [1]	13,421	18,677	13,948
Other G&A2	1,342	(1,050)	(286)
	102,003	94,658	81,184
Less: Covid related costs	929	1,275	4,825
Unit Cost	101,074	93,383	76,359
Tonnes ore milled	7,742	7,771	6,985
Combined unit cost per tonne	13.06	12.02	10.93
Reconciliation to IFRS:
Unit cost	101,074	93,383	76,359
Freight & other	12,905	12,297	9,464
Covid related costs	929	1,275	4,825
Other G&A	(1,342)	1,050	286
Share-based compensation expenses	(16)	(100)	31
Inventory adjustments	-	(97)	-
Change in product inventory	(2,497)	(8,394)	(3,126)
Royalties	1,740	1,117	998
Depreciation and amortization	56,614	47,811	47,185
Cost of sales[3]	169,407	148,342	136,022

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Mining	40,659	54,500	54,634
Milling	16,573	20,953	14,484
G&A [1]	9,841	23,253	8,680
Less: G&A allocated to zinc metal production	-	(3,141)	(3,280)
Less: Other G&A related to profit sharing	(1,784)	(10,206)	3,381

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Unit cost	65,289	85,359	77,899
USD/CAD implicit exchange rate	1.31	1.27	1.26
Unit cost - C$	85,225	108,806	98,151
Tonnes ore milled	362,108	649,318	666,263
Combined unit cost per tonne - C$	235	168	147
Reconciliation to IFRS:
Unit cost	65,289	85,359	77,899
Freight & other	9,173	7,779	7,484
Refined (zinc)	-	14,379	15,868
G&A allocated to zinc metal production	-	3,141	3,280
Other G&A related to profit sharing	1,784	10,206	(3,381)
Share-based compensation expenses	130	(532)	114
Inventory adjustments	2,074	2,030	5,445
Past service pension cost	-	-	4,229
Change in product inventory	32,223	12,888	8,798
Royalties	464	2,854	2,491
Depreciation and amortization	33,197	39,494	38,825
Cost of sales[2]	144,334	177,598	161,052

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending in 2022 and 2023, expectations regarding the impact of inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding the company's cash balance and liquidity for the remainder of the year, expectations regarding the Copper World project, including the company's plans for a pre-feasibility study and the estimated timelines and pre-requisites for sanctioning the project, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, expectations regarding the anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tonnes per day, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties, expectations resulting from the Flin Flon tailings drill program and the evaluation of the opportunity to reprocess tailings, plans to implement a winter drill program and other scoping studies in Manitoba, the expectations regarding the prospective nature of the Maria Reyna and Caballito properties, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect the company's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity despite COVID-19 related challenges;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and cost guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to COVID-19 or social or political unrest in the regions Hudbay operates;
  no interruptions to the company's plans for advancing the Copper World project;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties;
  the ability to ramp up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;
  the ability to ramp up the Lalor mine to 5,300 tonnes per day;
  the success of mining, processing, exploration and development activities;

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  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on Hudbay's operations, financial condition, projects and prospects, uncertainty with respect to the political and social environment in Peru and its potential impact on the company's mining operations, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets and interest rates that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's organic pipeline includes copper development projects in Arizona and Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

__________________________________________
i Adjusted net earnings and adjusted net earnings per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

ii For further information on the mineral resource estimate and assumptions underlying the copper-equivalent grades, please refer to the table on page 12 of this news release.